

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03016116

NO ACT
P.E 12-18-02
1-2360

February 18, 2003

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Arkmonk, NY 10504

Act 1934
Section
Rule 14A-8
Public Availability 2/18/2003

Re: International Business Machines Corporation
Incoming letter dated December 18, 2002

Dear Mr. Moskowitz:

This is in response to your letters dated December 18, 2002 and January 17, 2003 concerning the shareholder proposal submitted to IBM by the National Automatic Sprinkler Industry Pension Plan. We also have received letters on the proponent's behalf dated January 10, 2003 and January 31, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Jean M. Kelly
O'Donoghue & O'Donoghue
4748 Wisconsin Avenue, N.W.
Washington, DC 20016



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

December 18, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: IBM Stockholder Proposal of National Automatic Sprinkler Industry Pension Plan

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter together with a proposal and statement in support thereof dated November 5, 2002 (the "Proposal"), attached as **Exhibit A** hereto. The Proposal was submitted by the National Automatic Sprinkler Industry Pension Plan (the "Proponent") to the International Business Machines Corporation (the "Company" or "IBM").

The Proposal provides:

> RESOLVED that the shareholders of International Business Machines Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued to senior Company executives. **(See Exhibit A)**.

We are aware that the subject matter of the Proposal is not subject to substantive challenge under Rule 14a-8(i)(7). **Hence, IBM will place the instant Proposal in our 2003 proxy statement if the SEC rules against us on the procedural challenge we raise hereunder.**

IBM believes that the Proposal may be properly omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 29, 2003 (the "2003 Annual Meeting") under Rules 14a-8(b)(1), (b)(2) and (f). To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULES 14a-8(b)(1), (b)(2) and (f) BECAUSE OF THE PROPONENT'S FAILURE TO PROVIDE THE COMPLETE AND PROPER INFORMATION REQUIRED UNDER SUCH RULE, DESPITE THE TIMELY AND SPECIFIC REQUEST OF THE COMPANY TO FURNISH SUCH REQUIRED INFORMATION.

The Proponent timely submitted the Proposal to the Corporate Secretary by cover of a letter dated November 5, 2002. **(See Exhibit A).**

Following receipt of the November 5 Proposal, the Company promptly examined the submission, and determined that the Proponent was *not* listed on the Company's books as a record owner of IBM stock. Because no independent beneficial ownership documentation accompanied the Proposal, the Company determined that additional information was needed from the Proponent under Rule 14a-8 as to its claim of beneficial ownership of IBM stock, and of its eligibility to file a stockholder proposal under these same regulations. The Company therefore timely wrote to the Proponent by letter dated November 7, 2002. Therein, we requested further information from the Proponent about its beneficial ownership status, and of its eligibility to file a proposal under SEC regulations. A complete copy of the Company's response letter to the Proponent seeking such beneficial ownership/eligibility information, which letter was timely issued pursuant to Rule 14a-8(f)(1), is attached as **Exhibit B** hereto.

In the Company's letter, after acknowledging timely receipt of the stockholder proposal, we set out, in detail, what the Proponent had to do to in order to provide us with the proper proof for its claim of beneficial IBM stock ownership under the Commission's regulations. In particular, in the second paragraph of the letter, the Company set forth the SEC's rule that:

> In order to be eligible to submit a proposal for consideration at IBM's 2003 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting <u>for at least one year by the date you submit the proposal</u>. You must continue to hold those securities through the date of the meeting. Following receipt of your proposal, we diligently searched our books and records, but were unable to find you listed as a record holder of IBM stock. I am therefore now formally requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

(**Exhibit B**, emphasis added)

In our letter, we also specifically asked to receive proper proof of the Proponent's *one year continuous* beneficial ownership of IBM stock from the Proponent's bank or broker. In this connection, after specifically stating that we would need to receive proof of beneficial ownership in a manner consistent with SEC regulations, the Company went on and extracted from the Commission's 1998 regulations, describing precisely how the Proponent could go about proving that, at the time it submitted the Proposal, it continuously held the minimum amount of IBM securities for at least one year. In this connection we wrote, in pertinent part, that:

> [I]f you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

(**Exhibit B**, emphasis added)

Finally, the Company also specifically called to the Proponent's attention the 14-day time limitation to reply to the Company with the required information, writing:

> Please note that all of the required documentation set forth in this letter must be sent to directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A. Thank you for your continuing interest in IBM and this matter.

(**Exhibit B**, emphasis added)

The Company's letter was promptly dispatched to the Proponent by Airborne Express on November 7, 2002. (**Exhibit C**; Airbill Tracking No. 6785254814) The Company's letter was received by the Proponent the next day, November 8, 2002. A copy of the Airborne Tracking Result showing receipt of the Company's letter is attached as **Exhibit D** hereto.

On November 8, 2002, the Company timely received a letter from Comerica Bank dated November 7, 2002. (**Exhibit E**). In an attempt to satisfy the SEC's requirements for proof of beneficial ownership in IBM stock, the Comerica letter stated that:

> As custodian of the National Automatic Sprinkler Industry Pension Plan, we are writing to report that as of the close of business on November 6, 2002, this Fund held 134,382 shares of International Business Machines Corporation. The Fund has held at least 104,500 shares *since November 7, 2001.*

(See Exhibit E, emphasis added)

The Comerica Bank letter, while timely dispatched to IBM within 14 days of the Proponent's receipt of our request, unfortunately does not meet SEC requirements in this case. Such letter is fatally defective on its face. While the paragraph quoted above tells us that the Proponent held 134,382 shares on November 6, 2002 -- the day after the Proposal was submitted, that statement is not useful to prove anything specifically required under Rule 14a-8.

Further, the letter itself can only serve to confirm that Proponent held "at least 104,500 shares" on the date the Proposal was submitted (November 5, 2002). But that does not end the inquiry. The Comerica letter does not **and cannot** serve as an answer responsive to the Company's request that the Proponent provide proper proof that it held the minimum amount of IBM shares **for at least one year** on November 5, 2002, the date the Proposal was submitted to IBM. In this connection, we requested that the Proponent

> submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

(See Exhibit B, supra, emphasis added)

The Comerica letter fails to prove Proponent's continuous holdings of IBM stock for the one year period predating the submission of the Proposal in this case. The Comerica letter states ***only*** that the Proponent held at least 104,500 shares **since November 7, 2001**. That date is *not* one year from the date the Proposal was submitted. Since the Proposal was submitted on November 5, 2002, the Comerica letter would have to have confirmed that the Proponent continuously held the minimum amount of IBM securities from **November 5, 2001** forward.

SEC regulations require that the broker's letter make clear that the Proponent continuously held more than $2000 of stock for at least one year by the date the Proposal was submitted. The Comerica letter does not, unfortunately, do so. Since the Comerica letter fails to show continuous beneficial ownership for the requisite one year period predating the Proposal's submission, it is fatally defective, and the Proponent has failed to show his eligibility to file the instant Proposal. In sum, since the Comerica letter failed to show anything about the Proponent's one year continuous beneficial ownership of IBM stock *at the time the Proposal was submitted*, as required by the Commission's regulations, and as was called out and requested by the Company, the Proponent's failure to provide a proper broker's statement which complied with such regulations makes this Proposal fully excludable under the Commission's rules. The Proposal must therefore be omitted under Rules **14a-8(b)(1), (b)(2) and (f)** of the Commission's regulations.

Moreover, there is nothing in the Proponent's correspondence which can cure the defective Comerica letter, inasmuch as statements from a stockholder proponent cannot, in any event, serve to satisfy the Commission's regulatory requirements for ***independent*** corroborative proof of continuous beneficial ownership. In this connection, the staff has made it clear on numerous occasions that assertions by a putative beneficial owner as to his/her own stock ownership and/or the required holding period for such shares cannot serve to establish the requisite proof of beneficial ownership under Rule 14a-8. See International Business Machines Corporation (January 14, 2002)(broker's letter claiming ownership of shares "since prior to November 30, 2001" did not properly establish ownership on November 8, 2001) ; International Business Machines Corporation (January 8, 2002)(broker's letter naming another registrant was fatally defective to the stockholder's claim of continuous beneficial ownership of IBM stock); International Business Machines Corporation (January 7, 2002)(stale broker's letter could not serve to prove continuous beneficial ownership of IBM stock); AT&T Corp (January 24, 2001) (stockholder's own statements insufficient, even when coupled with brokerage statements); International Business Machines Corporation (December 16, 1998)(statements by proponent as to efficacy of his own brokerage documentation determined by staff to be insufficient to prove that proponent in fact satisfied the continuous minimum ownership requirement for the one year period required by current Rule 14a-8(b)). Oracle Corporation (June 22, 2001)(proposal excluded based upon defective broker's letter which did not show that stockholder owned shares on the date the proposal was submitted).

Thus, the staff has regularly granted no-action relief to other registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous beneficial ownership called for under the regulations in a timely fashion. See Eastman Kodak Company (February 7, 2001)(letter from broker stating ownership from November 1, 1999 through November 1, 2000 *insufficient* to prove ownership on November 21, 2000, the date proposal was submitted); Bank of America (February 12, 2001) (broker letter confirming that Proponent had been a "shareholder of Bank of America since *at least January 1993*" deemed insufficient to prove proper and continuous beneficial ownership); Eastman Kodak Company (February 5, 2001) (statements from Deutsche Bank and Amalgamated Bank of New York deemed insufficient); Bell Atlantic Corporation (July 21, 1999)(proponent's brokerage documentation found by staff insufficient to prove continuous beneficial ownership); Skaneateles Bancorp, Inc. (March 8, 1999)(self-serving letter by proponent as to stock ownership coupled with *broker letter* also properly determined to be insufficient proof of beneficial ownership under Rule 14a-8(b)); International Business Machines Corporation (December 23, 1997)(documentary information in the form of broker's letter predating proposal deemed insufficient to prove beneficial ownership under former Rule 14a-8(a)(1)); Columbia Gas System, Inc. (March 10, 1997)(documentary information submitted by proponent deemed insufficient under former Rule 14a-8(a)(1)); Food Lion, Inc. (February 13, 1997)(to same effect); International Business Machines Corporation (November 22, 1995); Fleet Financial Group (April 17, 1995) and Chrysler Corporation (January 18, 1995) See generally Todd Shipyards Corporation (July 2, 1992)(proposal properly omitted based on inadequate documentation under former Rule 14a-8(a)(1)); Phelps Dodge Corporation (March 1, 1990) (documentation of beneficial ownership also inadequate under former Rule 14a-8(a)(1)).

Under the Commission's rules, the burden of establishing proof of continuous beneficial ownership under Rule 14a-8 is on the stockholder proponent, and here, the Proponent did not meet that burden. Under Rule 14a-8(f), the Company timely and courteously notified the Proponent that the Company required proper proof of continuous beneficial ownership of IBM stock, as required by Rule 14a-8(b), and further advised *specifically* what would constitute such proper proof. The Company also advised the Proponent of the 14 day time period in the Commission's regulations for furnishing such information to the Company. Having been given a clear and specific request for the information required by the regulations, the Proponent did not provide proper independent corroborative information proving that the Proponent continuously held the minimum amount of IBM shares for one or more years by the date the Proposal was submitted. Pursuant to Rule 14a-8(f) of Regulation 14A, the Proponent had fourteen days from the date of its receipt of the Company's request letter (November 8, 2002) to respond fully by providing all of the information contemplated by the Commission's regulations, and properly requested by IBM. The fourteen day period under which the Proponent had to furnish the required information to the Company has now expired, and the information that was provided was defective. Since the Company made a timely and appropriate request under Rule 14a-8(f) for the information required by the regulations, and since we also called out clearly the specific 14 day time limitation for furnishing this information, because the Proponent failed to respond with the proper information required by Rule 14a-8(b) to prove the claim of continuous beneficial ownership of IBM stock, IBM now respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if IBM omits the instant Proposal from our proxy materials being prepared for the 2003 Annual Meeting under Rules 14a-8(b) and (f).

We are sending the Proponent a copy of this submission, advising it of our intent to exclude the Proposal from the proxy materials for the 2003 Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the Commission. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

copy, with Exhibits, to:

Mr. Michael W. Jacobson
Administrator
National Automatic Sprinkler Industry Welfare Fund
8000 Corporate Drive
Landover, MD 20785

Exhibit A

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement



NATIONAL AUTOMATIC SPRINKLER INDUSTRY
WELFARE FUND • PENSION FUND



8000 CORPORATE DRIVE • LANDOVER, MD 20785

TELEPHONE
(301) 577-1700

TOLL FREE
800-638-2603

November 5, 2002

Mr. Daniel E. O'Donnell
Vice President and Secretary
International Business Machines Corporation
One New Orchard Road
Armonk, NY 10504
FAX: 914-765-7382

Dear Mr. O'Donnell:

I hereby submit on behalf of the National Automatic Sprinkler Industry Pension Plan the enclosed shareholder proposal for inclusion in the Company's proxy statement to be sent to the Company's shareholders in conjunction with the 2003 annual meeting.

A letter from the Fund's custodian bank documenting the Fund's continuous ownership of the requisite amount of International Business Machines Corporation stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by SEC regulations through the date of the annual meeting.

The Fund will designate at a later date a representative to present the proposal at the 2003 annual meeting. Please call me with any questions.

Sincerely,



Michael W. Jacobson
Administrator

Option Expensing Proposal

Resolved, that the shareholders of International Business Machines Corporation (" Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued to senior Company executives.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

Exhibit B

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

VIA AIRBORNE

November 7, 2002

Michael W. Jacobson
Administrator
National Automatic Sprinkler Industry Welfare Fund
8000 Corporate Drive
Landover, MD 20785

Dear Mr. Jacobson:

I am writing to acknowledge timely receipt of your letter dated November 5, including a stockholder proposal.

In order to be eligible to submit a proposal for consideration at IBM's 2003 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Following receipt of your proposal, we diligently searched our books and records, but were unable to find you listed as a record holder of IBM stock. I am therefore now formally requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

If you are a stockholder of record, we apologize for not locating you in our own records. In such case, we will need for you to advise me precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the securities required above through the date of the 2003 meeting of shareholders. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

Please note that all of the required documentation set forth in this letter must be sent to directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A. Thank you for your continuing interest in IBM and this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\automatic sprinkler pension fund 2003.lwp

Exhibit C

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

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1 Sender Account Number	8937478
Preprint Format No.	93881711
FROM (Company)	I B M 0017
Street Address	NEW ORCHARD RD
City / State / ZIP CODE (Required)	ARMONK NY 10504
Sent by (Name/Dept) / Phone	S Mochwik
2 TO (Company)	National Automated Sprinkler — Pension Fund
Street Address (AIRBORNE CANNOT DELIVER TO P.O. BOX)	8000 Corporate Drive
City / State (MUST BE A VALID STATE, ZIP CODE) / ZIP CODE (Required)	Landover MD 20785
Attention: (Name/Dept) / Phone (Important)	Michael Jacobson 301-577-1700
Description	IBM
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Exhibit D

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement



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Current Status:	Delivered.
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Ge

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Receiver:

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Exhibit E

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

ComericA

Comerica Bank
Institutional Trust
Taft-Hartley Services M/C 3464
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-4656

November 7, 2002

Daniel E. O'Donnell, Vice President & Secretary
International Business Machines Corporation
One New Orchard Road
Armonk, New York 10504

Dear Mr. O'Donnell:

As custodian of the National Automatic Sprinkler Industry Pension Plan, we are writing to report that as of the close of business on November 6, 2002, this Fund held 134,382 shares of International Business Machines Corporation. The Fund has held at least 104,500 shares since November 7, 2001.

If there are any other questions or concerns regarding this matter, please fee free to contact me.

Sincerely,



Robert P. Rowland
Vice President
(313) 222-3290

RPR/lkh

C: Michael Jacobson,
National Automatic Sprinkler Industry Pension

11-08-02P01:49 RCVD

143

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January 10, 2003

VIA HAND DELIVERY
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: IBM Stockholder Proposal of National Automatic Sprinkler Pension Plan

Ladies and Gentlemen:

We represent the National Automatic Sprinkler Industry Pension Fund (the "Proponent" or "NASI Fund") which has submitted a shareholder proposal (the "Proposal") to International Business Machines Corporation ("IBM" or the "Company") for inclusion in the proxy materials for IBM's annual shareholders meeting on April 29, 2003 (the "2003 Annual Meeting"). This letter is submitted in response to IBM's request, dated December 18, 2002 for a no-action letter permitting IBM to exclude the Proposal from the proxy materials for the 2003 Annual Meeting.

The Proposal

The instant Proposal requests that IBM "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued to senior Company executives."

THERE IS NO MERIT TO THE ASSERTION THAT PORTIONS OF THE SUPPORTING STATEMENT MAY BE OMITTED UNDER RULE 14a-8(b)(1), (b)(2) and (f).

IBM contends that the NASI Fund proposal may be properly omitted from the proxy materials for the 2003 Annual Meeting. They base this contention on their allegation that the NASI Fund failed to provide proof of continuous ownership in a timely manner.

The NASI Fund does not dispute that IBM requested that the Fund provide proof of continuous ownership for at least one year by the date the NASI Fund proposal was submitted. Nor does the Fund dispute that a one-year proof of ownership is required under Rule 14a-8.

The underlying facts are undisputed. On November 5, 2002, the Fund submitted, by fax, its shareholder proposal to IBM. A letter from the Fund Administrator, Michael Jacobson was included with the proposal and stated that the one-year proof of ownership would be provided by the fund custodian, Comerica Bank. See Attachment 1 to Exhibit A.[1] On November 7, 2002, Comerica sent a letter to IBM which indicated that the Fund had continuous stock ownership from *November 7, 2001*. On November 8, 2002, the Fund office received a letter from Stuart S. Moskowitz, IBM Senior Counsel dated November 7, 2002 which requested proof of continuous ownership for one year prior to the date of the proposal – or November 5, 2001.

Although the Fund received IBM's November 8, 2002 request for proof of ownership, since the Fund had already indicated in its November 5th letter that proof of ownership was forthcoming, it Has mistakenly believed that the letter from Comerica was responsive to this request and that no further response was needed.

While IBM never indicated to the Fund that its proof of ownership was insufficient, multiple conversations were held between Mr. Moskowitz and Michael Jacobson, Administrator of the NASI Fund. See Exhibit A, Declaration of Michael W. Jacobson. During these conversations, the last of which was held on December 17, 2002, Mr. Moskowitz attempted to persuade Mr. Jacobs to have the Fund withdraw its proposal because the Laborers' International Union of North America ("LIUNA" or "Laborers") had filed a similar proposal. Mr. Moskowitz even encouraged Mr. Jacobs to sign a letter agreeing to withdraw the Proposal and to join the Laborers' Proposal to prevent duplicity. As an incentive, Mr. Moskowitz agreed that if the Fund did join the Laborers' proposal, and the Laborers' subsequently withdrew the proposal, the Fund would then be considered lead Proponent on the Laborers' proposal. At no time during this lengthy discussion or during the discussions that were held prior to December 17th was the subject of proof of ownership raised by Mr. Moskowitz. Exhibit A.

Rule 14a-8(f) provides that if a Proponent fails to comply with a procedural requirement, "[t]he company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it." If IBM was aware- on November 5, 2002 - that the proof of ownership was insufficient under the rules, they had an obligation to raise the insufficiency with the Fund. For IBM to actively engage in discussions about the withdrawal of the proposal with the Fund Administrator more than a month after it discovered that the proof of claim was inadequate and when discussions concerning the proposal were ongoing– would be tantamount to bad faith.

There is no question that the NASI Fund has held at least $2000 in market value or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one-year by the date it submitted its proposal, November 5, 2001. In fact, Comerica has verified by letter dated December 24, 2002 sent to the SEC, that the Fund has had at least 96,400 shares of IBM continuously since January 30, 2001. [See Attachment 4 to Exhibit A].

---

[1] Exhibit A is a Declaration signed by Michael W. Jacobson who is the NASI Fund Administrator.

Conclusion

For the reasons set forth in the preceding arguments, IBM's request for a no-action letter should be denied.

In accordance with Commission Rule 14(a)–8(j), the undersigned hereby files six copies of this letter and attached exhibit with the SEC. A copy of this letter is concurrently being forwarded to Stuart S. Moskowitz, IBM Senior Counsel.

Should you have any questions regarding this matter, please don't hesitate to contact me.

Respectfully Submitted,



Jean M. Kelly

JMK:nw

cc: Stuart S. Moskowitz

100077_1.DOC

A

DECLARATION OF MICHAEL W. JACOBSON

I, Michael W. Jacobson, Fund Administrator for the National Automatic Sprinkler Industry Pension Fund (hereinafter NASI "Fund"), depose and say as follows:

1. I am authorized to execute this Affidavit on behalf of the NASI Funds and their Trustees.

2. On November 5, 2002 I submitted by fax a shareholder proposal seeking for IBM to expense all future stock options issued by the company to senior company executives. [Attachment 1] With that proposal I enclosed a letter, dated November 5, 2002, indicating that the custodian of the Fund, Comerica, would send a letter confirming the 1-year continuous ownership. [Attachment 1].

3. On November 7, 2002, Comerica sent a letter to IBM confirming continuous stock ownership from November 7, 2001. [Attachment 2].

4. On November 8, 2002, I received a letter from IBM dated November 7, 2002. That letter requested proof of continuous ownership for one year prior to November 5, 2002. [Attachment 3].

5. My office did not send a response to IBM's November 7, 2002 request for proof of ownership because we believed that Comerica's November 8th letter was responsive to the request. The November 7, 2001 continuous ownership date contained in the Comerica letter was overlooked and should have correctly stated the date as November 5, 2001.

6. I had a lengthy telephone conversation with Stuart Moskowitz, IBM Senior Counsel, around 4:30 P.M. on the evening of December 17, 2002. During that conversation Mr. Moskowitz, attempted to convince me to withdraw the NASI Fund proposal

and, instead, join a proposal that was submitted by the Laborers' International Union of North America ("LIUNA"). Mr. Moskowitz was concerned that the two proposals were duplicative and urged me to sign a letter that would effectively withdraw the NASI Fund proposal and join the NASI Fund in the Laborers' proposal. Mr. Moskowitz also assured me that if the Fund joined in the Laborers' proposal, and the Laborers' subsequently withdrew their proposal, the NASI Fund would then step in to be the lead proponent on that proposal. At no time during this conversation did Mr. Moskowitz ever imply there was a problem with the NASI Fund's proof of continuous ownership sent to IBM on November 7, 2002.

7. I had other conversations with Mr. Moskowitz Prior to my December 17, 2002 conversation during which he urged that the NASI Fund withdraw its proposal and join the Laborers' proposal. At no time during these other conversations did Mr. Moskowitz indicate that the Fund's proof of continuous ownership was insufficient.

8. At no time did anyone from IBM contact me and raise the issue of failure to provide proof of continuous ownership.

9. On December 24, 2002, Comerica sent the Securities and Exchange Commission a letter verifying that at the close of business December 23, 2002, the Plan held 107,00 shares of IBM Corporation and that the Plan has held at least 96,400 shares of IBM continuously since January 30, 2001. [Attachment 4].

I AFFIRM under penalty of perjury that the foregoing is true and correct.



January 8, 2003
Date

Michael W. Jacobson
Fund Administrator

100069_1.DOC



NATIONAL AUTOMATIC SPRINKLER INDUSTRY
WELFARE FUND • PENSION FUND



8000 CORPORATE DRIVE • LANDOVER, MD 20785

TELEPHONE (301) 577-1700

TOLL FRE 800-638-260

November 5, 2002

Mr. Daniel E. O'Donnell
Vice President and Secretary
International Business Machines Corporation
One New Orchard Road
Armonk, NY 10504
FAX: 914-765-7382

Dear Mr. O'Donnell:

I hereby submit on behalf of the National Automatic Sprinkler Industry Pension Plan the enclosed shareholder proposal for inclusion in the Company's proxy statement to be sent to the Company's shareholders in conjunction with the 2003 annual meeting.

A letter from the Fund's custodian bank documenting the Fund's continuous ownership of the requisite amount of International Business Machines Corporation stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by SEC regulations through the date of the annual meeting.

The Fund will designate at a later date a representative to present the proposal at the 2003 annual meeting. Please call me with any questions.

Sincerely,



Michael W. Jacobson
Administrator

ATTACHMENT
1


Comerica

Comerica Bank
Institutional Trust
Taft-Hartley Services M/C 3464
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-4656

November 7, 2002

Daniel E. O'Donnell, Vice President & Secretary
International Business Machines Corporation
One New Orchard Road
Armonk, New York 10504

Dear Mr. O'Donnell:

As custodian of the National Automatic Sprinkler Industry Pension Plan, we are writing to report that as of the close of business on November 6, 2002, this Fund held 134,382 shares of International Business Machines Corporation. The Fund has held at least 104,500 shares since November 7, 2001.

If there are any other questions or concerns regarding this matter, please fee free to contact me.

Sincerely,

Robert P. Rowland
Vice President
(313) 222-3290

RPR/lkh

C: Michael Jacobson,
National Automatic Sprinkler Industry Pension


ATTACHMENT
2



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

VIA AIRBORNE

November 7, 2002

Michael W. Jacobson
Administrator
National Automatic Sprinkler Industry Welfare Fund
8000 Corporate Drive
Landover, MD 20785

Dear Mr. Jacobson:

I am writing to acknowledge timely receipt of your letter dated November 5, including a stockholder proposal.

In order to be eligible to submit a proposal for consideration at IBM's 2003 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Following receipt of your proposal, we diligently searched our books and records, but were unable to find you listed as a record holder of IBM stock. I am therefore now formally requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

If you are a stockholder of record, we apologize for not locating you in our own records. In such case, we will need for you to advise me precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the securities required above through the date of the 2003 meeting of shareholders. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

Please note that all of the required documentation set forth in this letter must be sent to directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A. Thank you for your continuing interest in IBM and this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

C:\Documents and Settings\Administrator\My Documents\Stuart\DOCS\automatic sprinkler pension fund 2003.lwp

ATTACHMENT
3

Comerica

Comerica Bank
Institutional Trust
Taft-Hartley Services M/C 3464
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-4656

December 24, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

RE: IBM Stockholder Proposal of National Automatic Sprinkler Industry Pension Plan

Dear Sir:

As custodian of the National Automatic Sprinkler Industry Pension Plan, we are writing to verify that at the close of business December 23, 2002, the Plan held 107,900 shares of IBM corporation. The Plan has held at least 96,400 shares of IBM continuously since January 30, 2001.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 313 222-3290.

Sincerely,



Phil Liagre
Assistant Vice President
(313) 222-3290

ATTACHMENT
4



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

January 17, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: IBM Stockholder Proposal of National Automatic Sprinkler Industry Pension Plan (NASI or Proponent) and IBM letter dated November 18, 2002

Ladies and Gentlemen:

Please let this serve as IBM's response to the January 10, 2003 letter of O'Donogue & O'Donogue, counsel to the Proponent in this matter.

We are surprised by the position advanced by Proponent's counsel. The Company has always acted in good faith with this Proponent, and we take exception to the suggestion that somehow the instant Proponent's rights were in any way prejudiced by us. The Proponent submitted a proposal to IBM which the Company ultimately argued was procedurally defective. The Proposal is subject to challenge on a number of substantive and procedural grounds. As to the procedural defects, the Company on November 7 provided the Proponent with full and proper notification of what should have been in the broker's letter, and the Proponent admits that it did not send a response to IBM's November 7 letter because it *"overlooked"* the erroneous date in the broker's letter. (See Jacobson Declaration at paragraph 5).

IBM also did nothing to mislead this Proponent. Not only did the Company take all proper steps with respect to the Proposal, as well as in its dealings with the Proponent, the Company, facing its own filing deadlines with the SEC, was hoping to avoid having to file a no-action letter request to exclude this Proposal. Cognizant of the fact that the issue underlying the Proposal had just been ruled upon by the Commission on December 6, 2002 in the National Semiconductor letter, IBM, on December 11, 2002, offered this Proponent a limited opportunity to join as a co-filer with the Central Laborers' Pension Fund, another stockholder who had earlier filed a similar proposal. (See Exhibit A). The instant Proponent was keenly aware of IBM's timing issues, and that IBM would nonetheless be filing a no-action letter with respect to the Proposal if the Proponent did not timely accept our offer "**no later than Tuesday, December 17**." (See Exhibit A)(emphasis and underlining in original). The Proponent did not do so.

Moreover, the Company did not make any overtures to the Central Laborers' Pension Fund to induce it to withdraw its own proposal. The first hint of this came when Mr. Jacobson called the undersigned on or about December 16, and, *for the first time* noted his "belief" that the Central Laborers' Pension Fund would be withdrawing its proposal. IBM was quite surprised by Mr. Jacobson's 11th hour "belief," and, if such belief were in fact true, we also had no idea what might have caused this to occur.

However, since the other proposal had not in fact been withdrawn, we kept our written offer open in accordance with its terms. The Proponent did not accept the offer by December 17. The Proponent apparently wanted to have it both ways. It elected **not** to timely accept our written offer, failing to return in a timely manner the signed letter, as we had clearly requested.

Moreover, on December 18, after our offer to the Proponent had by its own terms lapsed, the Proponent wrote to us, attaching our letter and stating in pertinent part:

> **"It remains my understanding that the Central Laborers' Pension Fund will be withdrawing their proposed stockholder proposal. In the event they do not, the NASI Welfare Fund is pleased to be a co-filer."**

(Exhibit B)(emphasis added)

We informed the Proponent on December 18 that since it was not able to provide us with an agreement, because of our own time constraints, we had to go forward and file our no-action letter request. (See Exhibit C). The Company was fully prepared to submit a letter seeking exclusion under Rule 14a-8(i)(11)[1], but we redrafted such letter to focus on the procedural issues after we received confirmation that afternoon that the Central Laborers' Pension Fund had, in fact, withdrawn its proposal.

[1] Because of other *sui generis* problems in the wording and intent of the instant Proposal -- which Proposal would have the Company differentiate our financial reporting treatment between stock options granted to senior executives and options granted to everyone else -- i.e., having us expense options for "senior Company executives" and *not* expense options for all other optionees -- additional grounds for the exclusion of the Proposal exist under Rules 14a-8(i)(2) and 14a-8(i)(6). The Proposal, in addition to being confusing to the lay stockholder under Rules 14a-8(i)(3) and Rule 14a-9, would, if implemented, cause the Company to run afoul of Rules 14a-8(i)(2) and (i)(6) by having us violate Generally Accepted Accounting Principles (GAAP) in our financial reporting. Our accountants have confirmed that if the Company were to voluntarily elect to use SFAS 123 in lieu of APB 25, we would be required to do so for *not only* for all "senior Company executives" receiving options, as the Proposal seeks, but for *all* employees receiving all types of stock based compensation. Therefore, inasmuch as implementation of the instant Proposal would require us to publish financial statements which are not GAAP compliant, our financial statements would be inconsistent with the provisions of Rule 4-01 of Regulation S-X, 17 C.F.R. 210, which regulation governs the form and content of financial statements. Specifically Rule 4-01(a)(1) provides that "**Financial statements filed with the Commission which are not prepared in accordance with generally accepted accounting principles will be presumed to be misleading or inaccurate, despite footnote or other disclosures, unless the Commission has otherwise provided.**" In short, since implementation of the Proposal's "novel" form of stock option accounting would violate GAAP, we would violate federal law if we were to implement it. As such, the Proposal is also excludable outright from our proxy materials under Rules 14a-8(i)(2) and (i)(6). The staff, at its option, may also consider this as an alternative basis for the Proposal's exclusion.

In addition to the fact that IBM's offer to this Proponent had already lapsed once the Proponent did not timely return our letter, signed, by the close of business on December 17, it is also quite noteworthy that the Proponent, *in his own words*, clearly knew on December 18 that his ability to act as a co-filer with the Central Laborers' Pension Fund necessarily required that the Central Laborers' Pension Fund **not** withdraw its proposal. (See December 18 Memorandum of Mr. Michael Jacobson to IBM, quoted above, and attached as Exhibit B hereto). Given the tardiness of the Proponent's response -- coupled with the actual facts -- it is clear that the Proponent's "contingent" attempt to sign on, late, as a co-filer with the Central Laborers' Pension Fund was in fact a nullity, and IBM properly treated it as such. Since our deadline had passed, and there was no Central Laborers' proposal for the Proponent to become a co-filer with, the Proponent was left exactly where he started. Indeed, when all the facts are examined, it is clear that the instant Proponent was left in precisely the same position it would have been in had the Company never offered it the limited opportunity we did in our December 11 letter, and the staff should reject any suggestion to the contrary.

Finally, the staff should also reject the Proponent's ***post-facto*** attempt to cure the procedural defects the Company noted in our SEC no-action letter request. As such, the December 24, 2002 Comerica Bank letter we are now seeing for the first time -- Attachment 4 to the Proponent's counsel's January 10, 2003 submission to the staff -- should be rejected. See International Business Machines Corporation (January 14, 2002)(rejecting similar *post-facto* attempt by asset management fund to provide corrected broker's letter after original letter was shown by registrant to be defective); International Business Machines Corporation (January 8, 2002)(to same effect).

In sum, the Company stands by its position that the Proposal should be omitted in its entirety[2] under Rules 14a-8(b)(1), (b)(2) and (f) for the reasons outlined in our initial

[2] In this connection, we are also perplexed by counsel's opening argument on page 1 that:

> "THERE IS NO MERIT TO THE ASSERTION THAT ***PORTIONS OF THE SUPPORTING STATEMENT*** MAY BE OMITTED UNDER RULE 14a-8(b)(1), (b)(2) and (f)."
> (sic)(emphasis added)

In fact, the Company never made any arguments in our no-action letter request seeking to omit any "PORTIONS OF THE SUPPORTING STATEMENT." Moreover, we never made any assertions whatsoever about the Proponent's supporting statement. We maintained only that the proof relating to the Proponent's stock ownership was not properly and timely furnished to us, and as a result, the Proposal should be omitted **in its entirety**. We stand by this position.

no-action letter request because of the Proponent's failure to provide the complete and proper information in a timely manner to the Company which the Company properly requested under such rules.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

cc: Jean M. Kelly, Esq.
O'Donogue & O'Donogue

Exhibit A

IBM

New Orchard Road
Armonk, NY 10504

VIA FAX 301-429-4709

December 11, 2002

Mr. Michael W. Jacobson
Administrator
National Automatic Sprinkler Industry Welfare Fund
8000 Corporate Drive
Landover, MD 20785

Dear Mr. Jacobson:

As a follow up to our recent telephone conversation, I am now writing in regard to the stockholder proposal which your Fund filed on November 5, 2002, seeking for IBM to expense all future stock options issued by the Company to senior Company executives.

As we discussed, On October 30, 2002 the Central Laborers' Pension Fund filed the same proposal with IBM which I've attached, seeking for IBM to expense all future stock options issued by the Company.

The two proposals are virtually identical, with the only difference being that the Central Laborers' proposal seeks for us to expense all future options, while your proposal seeks for us to expense only those options issued to senior executives. In situations like this, Rule 14a-8(i)(11) permits IBM, with SEC concurrence, to include only the earlier filed proposal. Since the Central Laborers' Fund filed first, your proposal would be excluded.

However, rather than taking the formal steps to exclude your proposal through the no-action letter request process with the SEC, IBM is now offering your Fund the opportunity to become a "co-filer" to the Central Laborers' proposal, as attached. To this end, and to avoid IBM having to seek exclusion of your proposal via the no-action letter process, if you wish to become a co-filer to the Central Laborers Pension Fund proposal, please sign in the space provided below, and fax back a signed copy of this letter to me at 914-499-6445 <u>**no later than Tuesday, December 17**</u>.

Thank you very much for your continuing interest and consideration in this matter.

Sincerely yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Attachment

We agree to be co-filers to the proposal on expensing stock options filed by the Central Laborers' Pension Fund

National Automatic Sprinkler Industry Welfare Fund

By:_________________

Title_________________

Exhibit B

National Automatic Sprinkler Industry

National Automatic Sprinkler Industry
8000 Corporate Drive
Landover, MD 20785

Phone: 301 577-1700
FAX: 301 429-4709
email: mjacobson@nasifund.org

Facsimile

To: Stuart S. Moskowitz
@Fax: 914 499-6445
From: Michael W. Jacobson
Date: Wednesday, December 18, 2002 @ 8:48AM
Re: Co-filing proposal
Pages: 2, including this

It remains my understanding that the Central Laborers' Pension Fund will be withdrawing their proposed stockholder proposal. In the event they do not, the NASI Welfare Fund is pleased to be a co-filer. Attached is my signature as you requested.

Exhibit C

** TX STATUS REPORT ** AS OF DEC 18 2002 10:06 PAGE.01

IBM LEGAL ARMONK

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	JOB#	STATUS
27	12/18	10:06	913014294709	EC--S	00'26"	001	201	OK



New Orchard Road
Armonk, NY 10504

VIA FAX 301-429-4709

December 18, 2002

Mr. Michael W. Jacobson
Administrator
National Automatic Sprinkler Industry Welfare Fund
8000 Corporate Drive
Landover, MD 20785

Dear Mr. Jacobson:

As a follow up to my letter to you of December 11, since your fund was not able to provide us with an agreement with respect to respect to the matters set forth in such letter, because of our own time constraints, I must now go forward and file a no-action letter with respect to your stockholder proposal, a copy of which will be forwarded to you later this week.

Thank you very much for your consideration in this matter.

Sincerely yours,

Stuart S. Moskowitz
Senior Counsel

Attachment

LAW OFFICES

O'DONOGHUE & O'DONOGHUE

4748 WISCONSIN AVENUE, NW
WASHINGTON, DC 20016
(202) 362-0041
FAX (202) 362-2640

9 NORTH ADAMS STREET
ROCKVILLE, MD 20850
(301) 251-0929

CONSTITUTION PLACE
SUITE 515
325 CHESTNUT STREET
PHILADELPHIA, PA 19106
(215) 629-4970



January 31, 2003

VIA HAND DELIVERY
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: IBM Stockholder Proposal of National Automatic Sprinkler Pension Plan

Ladies and Gentlemen:

This letter is in response to the January 17, 2003 letter from Stuart S. Moskowitz, IBM Senior Counsel.

While the Company acknowledges that there were numerous communications between the Company and Mr. Jacobson[1], nowhere in the lengthy discussion of those communications does the Company assert that they raised – or even mentioned - the issue of continuous ownership after the Company's November 7, 2002 letter was sent. In light of this lack of dialogue and given the timing of the correspondence, it is completely reasonable that the Fund assumed the issue of continuous ownership had been complied with by the November 7, 2002 letter from Comerica.

The Company has raised new, additional arguments in the hopes of excluding the Proposal. At the heart of these arguments is the language in the Proposal which requests that a policy of expensing in the Company's annual income statement the costs of all future stock options issued to "senior Company executives."

The Proposal requests that cost of future stock options be expensed in the Company's annual income statement. As a starting point, the Fund has requested that this be done for senior executives. There is nothing in the Proposal that would require the Company to limit implementation of the Proposal to just senior executives. The Fund has no objection to revising

[1] The Fund stands by its response dated January 10, 2002 and the affidavit of Mr. Jacobson attached thereto but rather than cause the Commission to spend additional time on the issue of who called who when – will address those arguments not previously asserted by the Company.

the Proposal to request that the Company adopt a policy of expensing in the Company's annual income statement the costs of all future stock options issued. If requested, the Fund will submit a Revised Proposal to this effect.

Accordingly, the Proposal should be included in the Company's Proxy Statement for the 2003 Annual Meeting.

In accordance with Commission Rule 14(a)–8(j), the undersigned hereby files six copies of this letter and attached exhibits with the SEC. A copy of this letter is concurrently being forwarded to Stuart S. Moskowitz.

Should you have any questions regarding this matter, please don't hesitate to contact me.

Respectfully submitted,



Jean M. Kelly

JMK:nw

cc: Stuart S. Moskowitz
Sean O'Ryan
Greg Kinczewski
Traci Thelen
Joyce A. Mader

100887_1.DOC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 18, 2002

The proposal requests that IBM "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued to senior Company executives."

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of IBM's request, a statement from the record holder of its securities evidencing that the proponent owned $ 2,000 or 1% in market value of IBM's securities entitled to be voted upon the proposal for one year continuously as of the date that it submitted the proposal. We also note, however, that IBM failed to inform the proponent of the deficiencies in the proof of ownership the proponent submitted to the company on the same day that IBM sent its request for additional documentation. Accordingly, unless the proponent provides IBM with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Katherine W. Hsu
Attorney-Advisor